Automatic Reinsurance Agreement No.

C-SWR0410T01

Between

AXA EQUITABLE LIFE INSURANCE COMPANY No.

(AXA Equitable)

New York, New York

MONY LIFE INSURANCE COMPANY No.

(MONY)

New York, New York

MONY INSURANCE COMPANY OF AMERICA No.

(MLOA)

Phoenix, Arizona

(Hereinafter each company, severally and not jointly, referred to as the CEDING COMPANY)

And

SWISS RE LIFE & HEALTH AMERICA INC.

Hartford, Connecticut

(Hereinafter called the REINSURER)

Reinsurer Treaty Nos.

I99312US-10 (AXA Equitable)

I99325US-10 (MONY)

I99326US-10 (MONY LIC of America)

Effective April 1, 2010

CONTENTS

Articles

The CEDING COMPANY shall cede reinsurance to the REINSURER in accordance with the terms of this Agreement.

Article I – Automatic Coverage

A.	Reinsurance hereunder will be ceded automatically by the CEDING COMPANY on an excess quota-share basis. The REINSURER’S percentage of participation in each risk ceded will be shown in Schedule A.

B.	For policies listed in Schedule A with an issue date on or after the effective date of this Agreement, the CEDING COMPANY will cede and the REINSURER will automatically accept its share of the excess risk, in accordance with the terms and conditions of this Agreement, if all of the following conditions are met for each insured life:

1.	For each risk on which reinsurance is ceded, the CEDING COMPANY will retain the appropriate retention amount, as specified in Schedule A, at the time of issue, taking into account both currently issued and previously issued policies. The CEDING COMPANY’s maximum retention limit must be greater than zero to cede business to the REINSURER. The CEDING COMPANY will include any amounts issued by affiliated companies and may include amounts assumed via reinsurance in its per life retention calculation if any affiliated reinsurance is not expected to adversely impact the experience on the business. Affiliates is defined as a company within the AXA Financial Inc. Holding Company Group. The CEDING COMPANY may cede part of its retention to other companies within the global AXA Group.

2.	The total amount of reinsurance including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between the reinsurer and the CEDING COMPANY, does not exceed the Total Reinsurer Automatic Binding Limits set out in Schedule A.

3.	The jumbo limit; as shown in Schedule A, is not exceeded. The per life jumbo limit is defined as the total face amount in-force and applied for in all companies. For coverage with contractual increases issued by the CEDING COMPANY or its affiliates (e.g. Return of Premium Rider), the ultimate face amount will be used in calculating the jumbo limit.

Policies being replaced may be excluded from the “amount in-force” defined above, if either of the following conditions is met:

1)	An existing term or permanent product is to be replaced, with or without a 1035 exchange, and CEDING COMPANY has been provided with and submitted to the insurer an absolute assignment form, and/or

2)	An internal replacement situation where an equal or greater amount of inforce coverage is being issued.

The CEDING COMPANY assumes full responsibility to effect the cancellation of the policy being replaced, concurrently with the issuance of the replacement policy. If the cancellation does not occur in a timely manner and this results in the new policy exceeding the jumbo limit, the REINSURER has the right (at the point when the REINSURER is made aware of the jumbo violation) to decline reinsurance on the new policy and refund all related premiums. If the REINSURER exercises this right, then the policy will not be ceded under this agreement.

4.	The CEDING COMPANY has not, within three years prior to the date of application for the policy, made facultative application for reinsurance of the risk to the REINSURER or any other reinsurer unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement.

5.	The insured(s) must be a permanent resident of the U.S. or Canada or a foreign national residing in a country shown in Schedule A.

6.	The risk is conventionally underwritten by the CEDING COMPANY according to the CEDING COMPANY’S standard underwriting practices, including those related to HIV testing. The CEDING COMPANY will promptly notify the REINSURER in advance of any proposed material changes to its underwriting guidelines affecting business to which this Agreement applies.

7.	The plan is listed in Schedule A.

8.	The issuance and delivery of the insurance constituted the doing of business in a jurisdiction in which the CEDING COMPANY was properly licensed and the policy is authorized by the CEDING COMPANY’S corporate charter.

9.	The policy is not known at the time of issue to be purchased as part of a premium financing program or third party investment program, unless such program has been approved in writing by the REINSURER. Knowledge of the CEDING COMPANY does not include knowledge of an agent except to the extent of information the agent actually reports to the company.

C.	The CEDING COMPANY will exclude classes of business from this automatic arrangement that fall outside the CEDING COMPANY’s policy issue criteria.

D.	Upon request, the CEDING COMPANY will provide the REINSURER copies of the application, underwriting papers and other information pertaining to any automatic cession under this Agreement.

Article II – Facultative Underwriting Facility

A.	The CEDING COMPANY may submit any application on a plan or rider listed in Schedule A to any or all REINSURERS for facultative underwriting consideration.

B.

The CEDING COMPANY will send to the REINSURER all information it has about the risk, including specifically but not limited to, copies of the application, medical examiners’ reports, attending physicians’ statements, inspection reports and other papers bearing on the insurability of the risk. Any other material information subsequently available to the CEDING COMPANY and which is pertinent to the underwriting of the risk shall be transmitted promptly to the REINSURER. Upon receipt of all information, REINSURER will attempt to notify the CEDING COMPANY of its classification of the risk or its rejection of the risk within 48 hours. CEDING COMPANY shall notify REINSURER, in writing, whether it accepts or declines such offer. The Reinsurer’s offer expires 120 days after the offer is made, unless the written offer specifically states otherwise.

C.	Sections A and B notwithstanding, the CEDING COMPANY retains the right to submit a risk for facultative coverage outside of this Agreement. Any risk for which facultative reinsurance coverage is sought shall be ineligible for automatic reinsurance coverage under this Agreement.

D.	The above submissions may not be made unless the issuance and delivery of the policy constituted the doing of business in a jurisdiction in which the CEDING COMPANY was properly licensed and the policy is authorized by the CEDING COMPANY’S corporate charter.

Article III – Reinsurance Premium Rates

A.	Plans of insurance listed in Schedule A will be reinsured on a yearly renewable term basis for the Net Amount. At Risk on that portion of the policy which is reinsured with the REINSURER.

B.	The CEDING COMPANY will pay the REINSURER the reinsurance premiums described in Schedule B.

C.	The REINSURER shall not reimburse the CEDING COMPANY for state premium taxes the latter may be required to pay on reinsurance ceded.

D.	Although the Reinsurer anticipates that the premium rates in Schedule B will apply indefinitely, it guarantees only that the premium rates applicable to the business reinsured under this Agreement will not exceed the greater of:

1.	the reinsurance premium rates specified in Schedule B, and

2.	YRT net premiums at the applicable statutory minimum valuation mortality table and statutory maximum interest rate for the reinsured business.

If the REINSURER exercises its right to increase reinsurance premiums under this Agreement in an amount greater than that required to ensure that the REINSURER will participate in its share of any increases in premium rates, costs, charges or fees as implemented by the CEDING COMPANY for the reinsured policies, the CEDING COMPANY may recapture all of the reinsured policies on which reinsurance rates have been increased regardless of the reinsured policies’ duration in force. If the CEDING COMPANY elects to recapture reinsurance under this provision, unearned premiums, net of outstanding balances, will be paid by the party with the positive balance.

Article IV – Reinsurance Administration

A.	Premium Reporting

Within thirty (30) days following the end of each month, the CEDING COMPANY will send the REINSURER an electronic file detailing the premiums due for all new cessions processed during the month just ended and for renewing cessions with anniversaries in that month. The monthly file shall contain the following information:

a.	Premium subtotals adequate for the REINSURER to use for its premium accounting including first year and renewal year totals.

b.	Totals for in-force, new business, changes and each type of termination, as of the end of the month. “Totals” refer to the number of policies reinsured and the Net Amount At Risk reinsured.

c.	The data elements specified in Schedule D must be provided for each reported record.

In addition, the CEDING COMPANY will provide the REINSURER with an electronic quarterly in-force file within forty-five (45) days after the close of the quarter.

Any premium adjustments due to terminations, reinstatements, reissues or other changes will also be listed. Premiums will be netted against noncontestable claims each month.

If an amount is due the REINSURER, the amount due shall be remitted with the Reinsurance Statement, but no later than thirty (30) days from the month end date for the period covered by the Reinsurance Statement. If an amount is due the Ceding Company, the Reinsurer will remit such amount within thirty (30) days of receipt of the statement on undisputed amounts. All net amounts which are not paid within the due dates will be in default.

B.	Both parties reserve the right to charge interest when net amounts are in default. The interest rate charged shall be based on the ninety-(90) day U.S. Treasury bill rate as first published by the Wall Street Journal in the month following the due date of the reinsurance premiums plus one hundred (100) basis points. The method of calculation shall be compounded interest (360-day year).

C.	The payment of reinsurance premiums is a condition to the liability of the REINSURER for reinsurance provided by this Agreement. The REINSURER will have the right to terminate reinsurance under this Agreement when premium payments are in default by giving thirty (30) days written notice of termination to the CEDING COMPANY. As of the close of the last day of this thirty (30) day notice period, the REINSURER’S liability for all risks reinsurance associated with the defaulted premiums under this Agreement will terminate; reinsurance of policies for which reinsurance premiums fall due subsequent to the month of the defaulted premiums will automatically terminate as of the close of the last day of this thirty (30) day notice period for each policy unless reinsurance premiums on those policies are paid on or before their remittance dates and this Agreement remains in force as set forth below. For policies for which annual premium had been paid prior to the month of the defaulted premiums, reinsurance shall terminate as of the next policy anniversary. The first day of the thirty (30) days notice of termination will be the day the notice is received in the mail by the CEDING COMPANY at the address specified in Article XXIII E. as evidenced by a written receipt or if the mail is not used, the day it is delivered to the CEDING COMPANY, as evidenced by a written receipt.

If all premiums in default are received within the thirty day notice period set forth above, this Agreement will remain in effect without change.

D.	If the Ceding Company fails to make a full premium payment for a policy or policies reinsured hereunder, due to an error or omission as defined below in Article VI, the amount of reinsurance coverage provided by the Reinsurer shall not be reduced. However, once the underpayment is discovered, the Ceding Company will be required to pay to the Reinsurer the difference between the full premium amount and the amount actually paid, without interest. If payment of the full premium is not made within 60 days after the discovery of the underpayment, the underpayment shall be treated as a failure to pay premiums and subject to the conditions of Section C, above.

E.	If a misrepresentation or misstatement on an application or a death of an insured by suicide results in the Ceding Company returning the policy premiums to the appropriate party rather than paying the policy benefits, the REINSURER will refund net reinsurance premiums received on that policy to the CEDING COMPANY, accumulated at the same interest rate that the CEDING COMPANY returns the premiums to the applicant.

This refund given by the Reinsurer will be in lieu of all other reinsurance benefits payable on that policy under this Agreement. If there is an adjustment to the policy benefits due to a misrepresentation or misstatement of age or sex, a corresponding adjustment will be made to the reinsurance benefits.

F.	Unearned reinsurance premiums will be returned on deaths, surrenders and other terminations. This refund will be on a prorated basis without interest from the date of termination of the policy to the date through which a reinsurance premium has been paid.

G.	Premiums will be payable annually in advance. If the reinsurance is reduced, terminated or increased by reinstatement during the year, pro-rata adjustment will be made by the CEDING COMPANY and the REINSURER on all premium items.

Article V – Net Amount At Risk

A.	The reinsured Net Amount At Risk at issue is defined as the policy face amount less the amount retained by the Ceding Company, and for automatic policies, multiplied by the Reinsurer’s share as stated in Schedule A. After issue, any change in the policy Net Amount At Risk due to changes in the policy’s account value will be allocated proportionally between Ceding Company and Reinsurer based on the retention and the reinsured Net Amount At Risk at issue. For universal life plans, the Net Amount At Risk is calculated using the account value in effect at the policy anniversary. For term plans, the net amount at risk will be based on the reinsured face amount.

B.

If life insurance on a reinsured policy is increased and the increase is subject to new underwriting evidence, then the increase of life insurance on the reinsured policy will be administered as though it were the issuance of a new policy. If the increase is not subject to new underwriting evidence, and increases are contractual, then the increase will be automatically accepted by the Reinsurer, but the total amount of reinsurance is not to exceed the Total Reinsurer Automatic Binding Limits shown in Schedule B. Reinsurance rates will be based on the original issue age, duration since issuance of the original policy and the original underwriting classification. Other increases not subject to new underwriting evidence are not allowed under this Agreement.

C.	Risk classification changes on facultatively reinsured policies will be subject to the Reinsurer’s approval.

D.	The Ultimate Face Amount on policies with Increasing Death Benefits will be determined at policy issuance and will be the death benefit at the maximum attained age as shown under current values in the policy illustration.

To determine the allocated risk percentage of each policy’s face amount, the following calculations will be made:

% Ceded to Reinsurer = Reinsurer Share of Ultimate Face Amount/Ultimate Face Amount

To determine THE REINSURER’s net amount at risk on a policy at any given time, the sum of the policy’s initial face amount and the current value of any applicable increasing Death Benefit less the policy’s current account value, multiplied by the % ceded to the Reinsurer.

For the avoidance of doubt, THE REINSURER’s liability for policies with Increasing Death Benefits is limited to net amount at risk as calculated in the preceding paragraph and in no event will ever exceed THE REINSURER’s Automatic Binding Limits shown in Schedule A.

Article VI – Errors and Omissions in Administration of Reinsurance

Should either the CEDING COMPANY or the REINSURER fail to comply with any of the terms of this Agreement, and if this is shown to be unintentional and the result of an administrative oversight or error on the part of either the CEDING COMPANY or the REINSURER, then both companies shall be restored to the positions they would have occupied had no such oversight or administrative error occurred. In the event a payment is corrected, the party receiving the payment may charge interest, calculated according to the terms specified in Article IV, section B. Furthermore, the deviating party will identify and correct, through a prudent review of its records, all other errors of the same or similar category and take the actions necessary to avoid similar errors in the future, reasonable and proportionate to the nature and materiality of the errors.

A.	The following are not considered Errors for purposes of the proceeding paragraph:

1.	Non-compliance with automatic submission provisions.

2.	Facultative cases for which no written notification has been received by the REINSURER that its offer of facultative reinsurance has been accepted by the CEDING COMPANY.

3.	Grossly negligent or intentional deliberate acts or omissions by the CEDING COMPANY.

Article VII – Recapture Privileges

A.	If, at any time, the CEDING COMPANY changes its existing retention limits, as shown in Schedule A, written notice of changes in retention limits having a material effect on the terms of the treaty will promptly be given to the REINSURER at least 90 days prior to the effective date.

B.	The CEDING COMPANY may apply the new limits of retention to existing reinsurance and anytime thereafter reduce and recapture reinsurance in force in accordance with the following rules:

1.	The CEDING COMPANY will notify the REINSURER of its intent to recapture under this Article by providing irrevocable written notice at least ninety (90) days prior to any recaptures.

2.	No recapture will be made unless the policy has been in force twenty (20) years for ART and permanent life plans, and the end of the level term period for level premium term life plans.

3.	Recapture will become effective on the policy anniversary date following the 90 day notification period set forth above.

4.	No recapture will be made unless the CEDING COMPANY retained its maximum retention limit, as listed in Section C of Schedule A, prior to the recapture. The amount that may be recaptured is the difference between the amount that the CEDING COMPANY could retain under its revised maximum dollar retention and the amount retained under the original maximum dollar retention limit.

5.	If any reinsurance is recaptured all reinsurance eligible for recapture under the provisions of this Article must be recaptured. In addition, all reinsurance eligible for recapture under any other automatic excess of retention reinsurance agreement between the REINSURER and the CEDING COMPANY must be similarly recaptured, except for reinsurance agreements inforce as of the effective date of this Agreement. The CEDING COMPANY may not revoke its election to recapture for policies becoming eligible at future anniversaries.

6.	If there is reinsurance in other companies on risks eligible for recapture, the necessary reduction is to be applied to each company in proportion to the total outstanding reinsurance, subject to the provisions of the applicable reinsurance agreements.

•	The Ceding Company will not re-cede the business to non-affiliated companies for a period of at least 3 years once it has been recaptured.

•

The amount of reinsurance eligible for recapture is based on the current amount inforce as of the date of recapture. For a policy issued as a result of a conversion, the recapture terms of the reinsurance agreement covering the original policy will apply, and the duration period for the purpose of recapture will be measured from the effective date of the reinsurance on the original policy.

•

In the event of any unintentional failure (within the meaning of Article VI) to report a policy that was described by the CEDING COMPANY’s recapture notice, the policy will remain reinsured but the Reinsurer will not be responsible for the portion of any such policy that was eligible for recapture.

•	The terms and conditions for the Ceding Company to recapture reinsured policies, as a result of the insolvency of the Reinsurer are set forth in Article XIV.

Article VIII – Terminations and Reductions

A.	Unless it is recaptured in accordance with Article VII, reinsurance under this Agreement will remain in force as long as the reinsured policy remains in force without reduction except as set forth below in this Article.

B.	Termination or reductions will take place in accordance with the following rules:

1.	In the event of the reduction, lapse, or termination of a policy or policies reinsured under this Agreement or any other agreement, the CEDING COMPANY will, in order to maintain its full retention, reduce or terminate reinsurance hereunder on that life. The reinsured amount will be reduced, effective on the same date, by the full amount of the reduction of the affected policies. The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If the amount of reduction applicable under this Agreement exceeds the risk amount reinsured under this Agreement, the reinsurance on the policy or policies will be terminated. The REINSURER will refund any unearned reinsurance premiums. If the reinsurance for a reinsured policy has been placed with more than one reinsurer, the reduction will be applied to all reinsurers pro rata to the amounts originally reinsured with each reinsurer. A reduction to one of the COMPANY’s policies not reinsured hereunder will require that the COMPANY maintain its retention as specified in Schedule A of this Agreement.

2.	Termination or reduction of a wholly reinsured policy (e.g. facultative cases) will not affect other insurance in force.

C.	Whenever the total amount of insurance on a policy reduces to $25,000 or less, the reinsurance will be wholly recaptured.

Article IX – Reinstatement, Continuations, Extended Term and Reduced Paid Up Insurance

A.	Any policy originally automatically reinsured in accordance with the terms and conditions of this Agreement by the CEDING COMPANY may be automatically reinstated with the REINSURER so long as the policy is reinstated in accordance with the underwriting guidelines of the CEDING COMPANY. The CEDING COMPANY will pay the REINSURER its share of reinsurance premiums corresponding to the amounts collected or charged for the reinstatement of such policy.

Whenever an application is made by the Policyholder for reinstatement in accordance with the terms of the policy and the policy was originally reinsured facultatively, copies of such application for reinstatement, any personal declaration or medical examination and any other underwriting document shall be forwarded by the Ceding Company to the Reinsurer together with an application for reinstatement of the reinsurance. Such application shall be sent to the Reinsurer when reinstatement occurs ninety (90) days or more after the policy has lapsed, (one hundred and eighty (180) days for policies under $250,000). However, the Reinsurer reserves the right to request papers on any reinstatement. The Reinsurer shall notify the Ceding Company promptly of its acceptance or declination of the application for reinstatement.

B.	When a policy is reinstated by the Ceding Company, the reinsurance coverage shall be reconstructed in a like manner with respect to dating, coverage and back premiums, provided the treatment of these falls within the Ceding Company’s normal rules.

C.	A continuation is a new policy replacing a policy issued earlier by the CEDING COMPANY or a change in an existing policy that is issued or made either:

1.	Under the terms of the original policy, or

2.	Without the same new underwriting information the CEDING COMPANY would obtain in the absence of the original policy, or

3.	Without the maximum periods of suicide and contestability protection permitted by applicable law., or

4.	Without the payment of the same commissions in the first year that the CEDING COMPANY would have paid in the absence of the original policy.

Continuations may include internal replacements, policy exchanges, term conversions, re-entries, and contractually permitted increases. Reinsurance on these policies stays with the REINSURER unless otherwise agreed.

Increases to the amount of reinsurance ceded due to continuations of reinsured policies will be subject to the REINSURER’s prior written approval, if:

a)	The new ultimate face amount of the policy, including any contractual increases, would be in excess of the Automatic Binding Limits in effect at the time of the change, as set out in Schedule A; or

b)	The new ultimate face amount of the policy, including any contractual increases, and the amount already in force in all companies on the same life exceeds the Jumbo Limits stated in Schedule A; or

c)	The policy was reinsured on a facultative basis; or

d)	Evidence of insurability is not obtained if required in the Company’s underwriting guidelines.

D.	Continuations will be reinsured under this Agreement only if the original policy was reinsured with the REINSURER. Premium calculations will be made on a point in scale basis. The amount of reinsurance under this Agreement will not exceed the amount of the reinsurance of the original policy with the REINSURER immediately prior to the continuation. The amount to be reinsured will be determined on the same basis as used for the original reinsured policy but will not exceed the amount reinsured as of the date of conversion unless mutually agreed otherwise in writing. Reinsurance will be on a YRT basis using point-in-scale rates.

E.	If the original policy lapses and continues as extended term or reduced paid-up insurance, reinsurance under this Agreement will continue subject to recapture for any reduction as set forth above.

F.	If a policy exercises a last to die split option listed in Schedule A, the reinsurance will remain inforce on the new single life policies. The reinsurance will be split between the policies in the same proportion as the face amounts are split. Reinsurance rates will be the single life rates that correspond to the new policy, paid point-in-scale.

Article X – Liability

A.	The liability for automatic reinsurance ceded to the REINSURER under this Agreement will commence simultaneously with that of the CEDING COMPANY. The liability of the REINSURER for facultative reinsurance shall commence when the Reinsurer has received written notification during the lifetime of the insured that its offer has been accepted by the CEDING COMPANY. This notification must be received within one hundred and twenty (120) days of offer unless the written offer specifically states otherwise.

B.	The REINSURER will not be liable for proceeds paid under the CEDING COMPANY’S temporary insurance agreement as stated in Schedule C, unless conditions for automatic coverage under Article I of this Agreement are met.

The REINSURER will not be liable for proceeds paid under the CEDING COMPANY’S temporary insurance agreement for any reinsurance submitted facultatively.

The REINSURER will be liable for benefits reinsured only as benefits become due under the terms of the reinsured policies and will not be or become liable for any amounts or reserves to be held by the CEDING COMPANY as to the reinsured policies or for any damages or payments resulting from the termination or restructure of the policies that are not otherwise expressly covered by this Agreement.

C.	The liability of the REINSURER for all reinsurance under this Agreement will cease simultaneously with the liability of the CEDING COMPANY and will not exceed the CEDING COMPANY’S contractual liability under the terms of its policies except to the extent provided in Article XI.

D.	The rights, obligations and duties of each CEDING COMPANY under this Agreement are several and not joint. In no event shall any CEDING COMPANY participate in the interests or liabilities of any other CEDING COMPANY.

Article XI – Claims

A.	The CEDING COMPANY is responsible for the settlement of claims in accordance with applicable law and policy terms. It is the CEDING COMPANY’s sole decision to determine whether a claim is payable under the policy. The CEDING COMPANY shall report promptly to the REINSURER all information respecting a claim under the policy. It is a condition to the REINSURER’s obligation to pay a claim that the CEDING COMPANY notify the REINSURER in writing as soon as possible, but in any event not later than 12 months after the CEDING COMPANY receives complete claim proofs on a reinsured policy. Such claim made upon the CEDING COMPANY shall be accepted by the REINSURER as a claim upon it for the amount of reinsurance in force on the date the claim is incurred for policies eligible for coverage under this Agreement. The REINSURER will not participate in any ex gratia payments made by the CEDING COMPANY (i.e., payments the CEDING COMPANY is not required to make under the reinsured policy excepting settlements not in excess of the net amount at risk where there is a dispute over the CEDING COMPANY’s liability under the reinsured policy and the likelihood of a successful defense is reasonably uncertain). In every case of loss, copies of the claim proofs obtained by the CEDING COMPANY together with proof of the amount paid on such claim by the CEDING COMPANY and copies of the insured’s death certificate will be furnished to the REINSURER on all claims. The Reinsurer may request, and the Ceding Company will send, documents on any claim reinsured under this Agreement.

Before conceding liability or making settlement to the claimant, the CEDING COMPANY will seek the Reinsurer’s recommendation if:

a.	The claim occurs during the contestable period and the CEDING COMPANY is not contesting the claim; or

b.	The death occurs outside of the United States or Canada; or

c.	The claim is one for which there is no body, i.e. the insured is missing and presumed dead.

B.	Noncontestable claim amounts will be deducted from monthly premiums provided the Ceding Company is in compliance with the administrative reporting requirements in Article IV of this Agreement except in cases the REINSURER has requested additional documentation supporting the claim from the CEDING COMPANY. The noncontestable claims and premiums will be separately itemized on each statement. Payment by the REINSURER shall be made in one lump sum regardless of the mode of settlement under the policy. It is the CEDING COMPANY’s sole decision to determine whether to investigate, contest, compromise or litigate a claim.

C.	The CEDING COMPANY will use industry standard claim practices in the adjudication of all claims on policies reinsured under this Agreement, including the investigation of claims with any of the following criteria:

a)	If the claim occurs within the contestable period as defined by the reinsured policy; or

b)	If there is a reasonable question regarding the validity of the insured’s death or the authenticity of the proofs of death; or

c)	If the death occurs outside the United States or Canada; or

d)	If the insured is missing or presumed dead; or

e)	If there is a reasonable suspicion of fraud.

A claim investigation generally includes confirming proof of death, medical records to validate the insured’s medical disclosures and, if material, financial condition at the time of policy application. Investigations may also include obtaining police reports, coroner’s reports, financial records, or other information that would be appropriate under the circumstances.

The CEDING COMPANY will defend against claims meeting the following criteria and as to which it determines that there is a reasonable likelihood of success:

f)	If a material misrepresentation is found by CEDING COMPANY in the policy application; or

g)	If fraud is found by CEDING COMPANY; or

h)	If CEDING COMPANY determines there is insufficient proof of death.

However, the REINSURER shall follow the CEDING COMPANY’S claim determinations unless materially prejudiced by a failure to investigate any such claim.

D.	For claims incurred during the contestable period, the CEDING COMPANY shall submit all papers in connection with the issuance of the policy and the claim to the REINSURER for its review. Unless otherwise required by applicable law or contractual obligation, the CEDING COMPANY will wait for the REINSURER’s recommendation for up to 7 business days from the date the REINSURER receives the final claim papers before conceding liability or making settlement to the underlying CEDING COMPANY claimant. It is understood that the REINSURER’s review will not impair the CEDING COMPANY’s freedom to determine its action on and settlement of a claim.

E.

The CEDING COMPANY shall promptly notify the REINSURER of its intention to contest, compromise, or litigate a claim (“Contest”). The CEDING COMPANY shall also furnish details of such action and shall furnish an itemized statement of expenses on an incurred basis. The CEDING COMPANY will promptly advise the REINSURER of all significant developments, including notice of legal proceedings (including, but not limited to, consumer complaints or actions by governmental authorities) initiated in commectionconnection with the contested claim. Unless it declines to participate in the results of such action, the REINSURER will pay its share of any settlement up to the maximum that would have been payable under the specific policy had there been no controversy, plus its share of specific expenses, including legal or arbitration costs, special investigations or similar expenses, but excluding salaries of employees therein involved, routine investigative or administrative expenses and expenses incurred in connection with a dispute or contest arising out of conflicting or any other claims of entitlement to policy proceeds or benefits.

If the CEDING COMPANY’s contest, compromise or litigation results in a reduction in the liability of the contested policy, the REINSURER shall share in the reduction in the same proportion that the amount of reinsurance bore to the amount payable under the terms of the policy on the date of death of the insured.

F.	If the REINSURER declines to be a party to the contest, compromise, or litigation of a claim, it will pay its full share of the amount reinsured, as if there had been no contest, compromise, or litigation, and its proportionate share of covered expenses incurred to the date it notifies the CEDING COMPANY it declines to be a party. Once the REINSURER has paid its share, it shall not be liable for any additional expenses associated with the Contest.

G.	In no event will the Reinsurer participate in any extra-contractual damages, including without limitation any punitive or compensatory damages or statutory penalties which are awarded against the CEDING COMPANY as a result of an act, omission or course of conduct committed solely by the CEDING COMPANY in connection with the insurance reinsured under this Agreement.

Subject to the foregoing paragraph, to the extent permitted by law, REINSURER shall share proportionately with respect to extra-contractual damages only if the REINSURER specifically consented in writing prior to the relevant acts, course of conduct or omissions to the act, of the CEDING COMPANY that ultimately resulted in the assessment of the extra-contractual damages. In such situations, the REINSURER and the CEDING COMPANY shall share such damages so assessed proportionately.

The REINSURER will not be liable for any extra-contractual damages resulting from the CEDING COMPANY’s failure to implement the agreed upon course of action, such as the filing of timely pleadings or meeting court or statutory deadlines, etc.

For purposes of this Article, the following definitions will apply:

•	“Punitive Damages” are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute.

•	“Compensatory Damages” are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

•	“Statutory Penalties” are those amounts awarded as a penalty, but are fixed in amount by statute. In no event, for the purposes of this Agreement, does the term include punitive damages.

H.

If the amount of insurance changes because of a misstatement of age, sex or other rate classification, the REINSURER’s share of reinsurance liability will change proportionately. Reinsurance premiums will be adjusted from the inception of the policy, and any difference will be settled without interest. If the CEDING COMPANY returns premiums to the policy owner or beneficiary as a result of rescinding a policy, or if the CEDING COMPANY pays an extra contractual suicide benefit the REINSURER will refund net reinsurance premiums received on that policy to the CEDING COMPANY, accumulated at the same interest rate that the CEDING COMPANY returns the premiums to the applicant.

I.	For claims on Accelerated Benefit riders reinsured under this Agreement, the benefit amount payable by the REINSURER will be calculated by multiplying the total accelerated death benefit rider payout by the ratio of the reinsured Net Amount at Risk, to the face amount of the Reinsured Policy.

Article XII – Negotiation

A.	Within fifteen (15) days after either party has given the other the first written notification of a specific dispute, each party will appoint a designated officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as early as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The specific format for such discussions will be decided by the designated officers.

B.	If the officers cannot resolve the dispute within the earlier of thirty (30) days of their first meeting and ninety (90) days following the first written notice pursuant to Paragraph A, the CEDING COMPANY and the REINSURER agree that the CEDING COMPANY and the REINSURER will submit the dispute to arbitration as provided in Article XIII. However, the CEDING COMPANY and the REINSURER may agree in writing to extend the negotiation period for an additional thirty (30) days.

Article XIII – Arbitration

A.	It is the intention of the CEDING COMPANY and the REINSURER that the customs and practices of the insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement, but only insofar as such customs and practices are consistent with the terms of this Agreement. The parties agree to act in all things under this Agreement with the highest good faith. If, after the negotiation required by Article XII, the REINSURER and the CEDING COMPANY cannot mutually resolve a dispute which arises out of this Agreement, the dispute will be decided through arbitration. The arbitrators will base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance, and reinsurance industry rather than solely on a strict interpretation of the applicable law; there will be no appeal from their decision, and any court having jurisdiction of the subject matter and the parties may reduce that decision to judgment. The arbitrators will not have the authority to award punitive or exemplary damages.

B.	To initiate arbitration, either the REINSURER or the CEDING COMPANY will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute, the remedy sought, and appointing its arbitrator. The party to which the notice is sent will respond to the notification in writing within twenty (20) days of its receipt.

C.	There will be three arbitrators who will be disinterested current or former officers of life insurance or life reinsurance companies other than the contracting companies or affiliates thereof. CEDING COMPANY and REINSURER will each appoint one of the arbitrators and these two arbitrators will select the third If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within thirty (30) days of the appointment of the second arbitrator, then the appointment of said third arbitrator will be chosen using ARIAS-US procedures. Once chosen, the arbitrators are empowered to decide all substantive and procedural issues by a majority of votes.

The arbitrators shall issue an order, appropriate for confirmation in a court of competent jurisdiction, to resolve all matters in dispute. In addition, the arbitrators shall issue a written opinion setting forth the reasons for the award, with citations to the record of the hearing that support the reasoning.

It is the intent of the parties that these arbitration provisions replace and be in lieu of any statutory arbitration provision, if permitted by law, other than (i) statutory provisions concerning preliminary relief and the enforcement of arbitration agreements, and (ii) the United States Federal Arbitration Act.

D.	It is agreed that the third arbitrator should be impartial regarding the dispute and should resolve the dispute on the basis described in Section A of this Article.

E.	The arbitration hearing will be held on the date fixed by the arbitrators in New York City. In no event will this date be later than six (6) months after the appointment of the third arbitrator. As soon as possible, the arbitrators will establish pre-arbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party will provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they will give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. Each party may examine any witnesses who testify at the arbitration hearing. The decision of the arbitrators will be final and binding upon the parties and their respective successors and assigns. Each party hereby consents to the entry of a judgment confirming or enforcing the award in the United States District Court for the Southern District of New York and/or in any other court of competent jurisdiction.

F.	Each party will bear the cost of its own arbitration activities, including its appointed arbitrator and any attorney and witness fees, and the parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

Article XIV – Insolvency

A.	A party to this Agreement will be deemed “insolvent” when it:

a)	Applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor (hereinafter referred to as the Authorized Representative) of its properties or assets; or

b)	Is adjudicated as bankrupt or insolvent; or

c)	Files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, rehabilitation, conservation or similar law or statute; or

d)	Becomes the subject of a rehabilitation, conservation, liquidation, dissolution or other similar proceeding (“delinquency proceeding”), is deemed insolvent by the insurance regulatory authority of its state of domicile, or become subject to a liquidation order in the party’s state of domicile.

In the event of the insolvency of the CEDING COMPANY, all reinsurance will be payable on the basis of the liability of the CEDING COMPANY on the policies reinsured, directly to the CEDING COMPANY or its liquidator, rehabilitator, receiver or statutory successor without diminution because of the insolvency of the CEDING COMPANY.

B.	In the event of insolvency of the CEDING COMPANY, the liquidator, rehabilitator, receiver or statutory successor will within a reasonable time after the claim is filed in the insolvency proceeding, give written notice to the REINSURER of all pending claims against the CEDING COMPANY on any policies reinsured. While a claim is pending, the REINSURER may investigate and interpose, at its own expense, in the proceedings where the claim is adjudicated, any defense or defenses which it may deem available to the CEDING COMPANY or its liquidator, rehabilitator, receiver or statutory successor. The expenses incurred by the REINSURER will be chargeable, subject to court approval, against the CEDING COMPANY as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the CEDING COMPANY solely as a result of the defense undertaken by the REINSURER. Where two or more Reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expenses will be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the CEDING COMPANY.

C.	Any debts or credits, matured or unmatured, liquidated or unliquidated, in favor of or against either the REINSURER or the CEDING COMPANY with respect to this Agreement are deemed mutual debts or credits, as the case may be, and will be offset, and only the balance will be allowed or paid provided the party that seeks to avail itself of the right of offset is not in breach of any material provision of this Agreement. This right of offset shall be subject to the laws of the state exercising primary jurisdiction over such proceedings.

D.	In the event the REINSURER is insolvent within the meaning of paragraph A of this article and upon giving written notice to the REINSURER, the CEDING COMPANY may recapture all of the business reinsured by the REINSURER under this Agreement. In the event the CEDING COMPANY exercises the recapture option, the unearned premiums, net of outstanding balances, will be paid by the party with the positive balance.

Article XV – Right to Inspect

A.	The REINSURER, or its duly authorized representatives, will have the right to inspect all documents, whether written or electronic, and including system view access, relating to underwriting, claims processing, and administration of the business reinsured under this Agreement for the purpose of inspecting, auditing, and photocopying (at the REINSURER’s expense) those records. Such access will be provided during regular business hours at the office of the CEDING COMPANY.

B.	The REINSURER’s right of access as specified above will survive until all of the REINSURER’s obligations under this Agreement have terminated or been fully discharged.

Article XVI – Duration of Agreement

A.	This Agreement shall be unlimited in duration, but may be terminated as to new reinsurance at any time by either party giving ninety (90) days’ written notice of termination. The day the notice is given in accordance with Article XXIII, Paragraph E will be the first day of the ninety (90) day period.

B.	During the ninety (90) day period, this Agreement will continue to operate in accordance with its terms.

C.	The REINSURER remains liable for all Reinsured Policies in force as of the date of the termination, until their natural expiration, unless the parties mutually decide otherwise or as specified otherwise in this Agreement. All provisions of this Agreement will survive its termination to the extent necessary to carry out its purpose.

Article XVII – DAC Tax Article (Treasury Regulation Section 1.848-2 (g)(8) Election)

The CEDING COMPANY and the REINSURER hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for 1993 and all subsequent taxable years for which this Agreement remains in effect, including the first taxable year in which this Agreement is effective.

1.	The term “party” will refer to either the CEDING COMPANY or the REINSURER as appropriate.

2.	The terms used in this Article are defined by reference to Treasury Regulations Section 1.848-2 in effect as of December 29, 1992.

3.	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of IRC Section 848(c)(1).

4.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. The parties also agree to exchange information which may be otherwise required by the IRS.

5.	Each party shall attach a schedule to its federal income tax return for its first taxable year ending after the election becomes effective which identifies the Agreement for which this joint election under Treas. Reg. §1.848-2(g)(8) has been made.

6.	The CEDING COMPANY and the REINSURER individually represent and warrant they respectively subject to U.S. taxation under either the provisions of subchapter L of Chapter 1 or the provisions of subpart F of subchapter N of Chapter 1 of the Code.

Article XVIII – Offset

Any debts or credits, in favor of or against either the REINSURER or the CEDING COMPANY with respect to this Agreement are deemed mutual debts or credits and will be offset and only the balance will be allowed or paid provided the party that seeks to avail it self of this right of offset is not in breach of any material provision of this Agreement.

The right of offset will not be affected or diminished because of the insolvency of either party, except as otherwise provided by law.

Article XIX – Compliance

The parties shall comply with all such laws, statutes, regulations and rules applicable to the business reinsured under this Agreement, including without limitation all applicable anti-money laundering, OFAC, and Patriot Act legislation and related regulations.

Article XX – Confidentiality

A.	Protecting the Confidentiality of Nonpublic Personal Information: The REINSURER will keep all Nonpublic Personal Information disclosed to it by the CEDING COMPANY at any time prior to or subsequent to the date hereof in connection with or pursuant to any terms of this Agreement strictly confidential. The REINSURER will disclose and use such Nonpublic Personal Information only in the ordinary course of business in carrying out its activities as REINSURER under this Agreement, as permitted or required by applicable law. (See, for example, §420.11 of New York Insurance Department Regulation 169.) The REINSURER will take appropriate steps to develop and implement safeguards to protect the security, confidentiality and integrity of the Nonpublic Personal Information in its possession in accordance with applicable Privacy Laws and Regulations (See, for example, §501(b) of the Gramm-Leach-Bliley Act and New York Insurance Department Regulation 173) and to report to the ceding party, upon request, from time to time with regard to the same. The REINSURER acknowledges that remedies at law may be inadequate to protect against breach of this paragraph and therefore agrees that the CEDING COMPANY may seek injunctive relief if the REINSURER breaches this Article as set forth in paragraph F below.

“Nonpublic Personal Information” is personally identifiable medical, financial, and other personal information about proposed, current and former applicants, policy owners, contract holders, insureds, annuitants, claimants, and beneficiaries of reinsured policies or contracts issued by the CEDING COMPANY, and their representatives, that is not publicly available. Nonpublic Personal Information does not include de-identified personal data, i.e., information that does not identify, or could not reasonably be associated with, an individual.

The CEDING COMPANY will obtain, as required by law, appropriate consents from its insureds to enable the parties to fully exercise their rights and perform their obligations under this Agreement.

B.	Proprietary Information

1.	The CEDING COMPANY and REINSURER acknowledge that compliance with the terms of this Agreement may require that they exchange Proprietary Information with each other.

2.	Proprietary Information includes, but is not limited to, business plans, trade secrets, experience studies, underwriting manuals, guidelines and decisions, applications, policy forms, quote terms, actuarial data and assumptions, valuations, financial condition, but will not include the specific terms and conditions of this Agreement including the identity of the parties. Information can be disclosed internally only to those who have a need for such information in the ordinary course of business as noted in section XX.D., on an aggregated basis, for internal operations such as developing pricing models and actuarial analyses.

3.	Proprietary Information will not include information that:

i)	is or becomes available to the general public other than as a result of disclosure by the party receiving the information (hereinafter the “Recipient”);

ii)	is developed independently by the Recipient;

iii)	is acquired by the Recipient from a third party that is not known by the Recipient to be bound to keep the information confidential; or

iv)	was already within the possession of the Recipient, and not subject to a confidentiality agreement, prior to being furnished by the other party.

C.	The CEDING COMPANY and REINSURER shall hold all Proprietary Information pertaining to this Agreement in Confidence and will not disclose such information except for retrocession, securitization, or structured, asset-backed or asset-based financing purposes or to their own directors, officers, employees, affiliates, third party service providers, auditors, consultants, retrocessionaires, and advisors (collectively the “Representatives”) who need to know such information in connection with this Agreement. Furthermore, the CEDING COMPANY and REINSURER shall inform all Representatives of the confidentiality of the Proprietary Information, will direct such Representatives to treat the information accordingly, and in the case of retrocessions, securitizations and other third party transactions, will obtain corresponding confidentiality and nonuse protections in written agreements by such recipients.

D.	The CEDING COMPANY may disclose Proprietary Information to its REINSURER as necessary to perform its internal risk-management functions and to comply with the REINSURER’S requirements. The CEDING COMPANY or REINSURER may disclose Proprietary Information to its external auditors as necessary to comply with audit requirements. The parties will take reasonable steps to assure such outside parties maintain the confidentiality of such Proprietary Information.

E.	Either party may disclose Proprietary Information when legally compelled to do so. In such event, the party so compelled will, when able, provide the other party with prompt notice prior to disclosure so that the other party may seek an appropriate remedy. In the event that adequate notice cannot be given or the other party elects not to seek or is unable to obtain a protective order or other remedy, the disclosing party will disclose only that portion of the Proprietary Information which it is advised in writing by its legal counsel is legally required to be disclosed and will make reasonable efforts to obtain assurance that confidential treatment will be accorded such Proprietary Information.

F.	The CEDING COMPANY and REINSURER understand and agree that any disclosure of Proprietary Information may cause irreparable harm to either party for which monetary damages may not be an adequate remedy. Accordingly, in the event of any breach or threatened breach of this article of the Agreement, the CEDING COMPANY or REINSURER shall be entitled to seek injunctive relief in addition to any other available remedies. Nothing in the Arbitration Article of this Agreement shall limit or be deemed to limit the right to injunctive relief as provided in this paragraph.

G.	The provisions of this Article XXII shall survive termination of this Agreement.

Article XXI – OFAC and Anti-Money Laundering Programs

A.	The U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) administers and enforces sanctions policy under various U.S. laws by requiring a license for business transactions. U.S. persons, including U.S. companies, are restricted from transacting unlicensed business involving any country, individual or entity for which an OFAC license is required, including those on OFAC’s list of “Specially Designated Nationals and Blocked Persons” or “SDNs.”. CEDING COMPANY and the REINSURER wish to make best efforts to comply with such OFAC requirements and all other laws, regulations, judicial and administrative orders applicable to the business reinsured under the Agreements.

B.	CEDING COMPANY will only cede business to the REINSURER on a permanent resident of the U.S. or Canada or a foreign national residing in a country shown in Schedule A. Neither CEDING COMPANY nor the REINSURER shall be required to take any action under the Agreements that would result in either party being in violation of said laws. CEDING COMPANY and the REINSURER acknowledge and agree that a death claim is not payable if said payment would cause either party to be in violation of any law. Should either party discover a payment has been made in violation of the law, it shall notify the other party and the parties shall cooperate in order to take all necessary corrective actions, including, but not limited to, the return of the payment, unless prohibited by law.

C.	CEDING COMPANY and the REINSURER shall cooperate in order to take all necessary corrective actions on coverage for any policy where its issuance, maintenance or performance would be in violation of any sanctions laws administered by OFAC, as such laws may be amended from time to time.

D.	The CEDING COMPANY and the REINSURER shall maintain an effective anti-money laundering program as required by law. The CEDING COMPANY and the REINSURER shall not knowingly accept money or provide reinsurance for illegal tax avoidance.

Article XXII – Good Faith and Financial Solvency

A.	This Agreement is entered into in reliance on the representations and disclosures as expressly set forth in this agreement. It requires the continuing utmost good faith of the parties, their representatives, successors, and assigns.

B.	Each party represents and warrants that it is solvent on a statutory basis on the date hereof in its state of domicile.

C.	“Material” or “materially” for the purposes of Article XXII will mean facts that a prudent reinsurer or insurer would consider as reasonably likely to affect the REINSURER’s experience under the Agreement. Prior to the execution of this Agreement, the CEDING COMPANY has provided to the REINSURER the Business Guidelines, as described in SCHEDULE F, for use in its assessment of the risks covered hereunder. The CEDING COMPANY represents and warrants that, to the best of its knowledge:

a)	It has disclosed to the REINSURER all information which is material to the risks being assumed hereunder; and

b)	The Business Guidelines were materially complete and accurate when disclosed; and

c)	There has been no material change in the Business Guidelines between the “as of” dates of the information and the date of Agreement execution.

This Article will not terminate or expire until all reinsured policies have been discharged or terminated in full.

D.	All reinsured policies will be issued and administered in accordance with the Business Guidelines as listed in Schedule F in all material respects. The CEDING COMPANY will notify the REINSURER in writing of any change that materially affects the reinsured business, including changes to the Business Guidelines. This Agreement will not cover policies affected by such changes unless the REINSURER has agreed in writing and in advance with the changes. If the reinsurer fails to provide written exception within 45 days then the changes will be deemed accepted.

Article XXIII – Miscellaneous

A.	This Agreement, inclusive of all Schedules, shall constitute the entire agreement between the parties with respect to business reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement and any change or modification of this Agreement shall be null and void unless made by amendment to the Agreement and signed by both parties.

B.	This is an agreement of indemnity reinsurance solely between CEDING COMPANY and REINSURER. Neither the cession nor the acceptance of risks under this Agreement will create any right in any other person or any right or legal relationship between the REINSURER and the insured, owner or beneficiary of any policy or contract issued by the CEDING COMPANY.

C.	Severability – If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement. However, in the event this Article is exercised and the Agreement no longer reflects the original intent of the parties, the parties agree to attempt to renegotiate this Agreement in good faith to carry out its original intent.

D.	The parties intend that the Company will receive statutory reserve credit in its state of domicile for reinsurance provided under this Agreement.

If at any time the Reinsurer is no longer licensed or an accredited reinsurer in the state of domicile of the Ceding Company (hereinafter a “Reserve Credit Event”), it shall take the steps specified below to ensure that the Ceding Company receives credit for all reinsurance hereunder in its Annual Statement to the State Insurance Department. The parties will provide prompt notice of the occurrence of any Reserve Credit Event.

Upon notification of the occurrence of any Reserve Credit Event, the Reinsurer will have the right to cure the Reserve Credit Event in a manner that eliminates the need for or enables the Company to continue to receive statutory reserve credit in its state of domicile for the reinsurance ceded under this Agreement. The Company will not unreasonably deny any cure proposal presented by the Reinsurer. Without limiting potential cure options, the Reinsurer’s cure may be implemented by:

a)	Modifying the settlement terms of this Agreement during the Reserve Credit Event to provide for monthly settlements in arrears during the pendency of the Reserve Credit Event; or

b)	Modifying the settlement terms of this Agreement during the Reserve Credit Event to provide for settlements on a funds withheld basis during the pendency of the Reserve Credit Event, provided such settlements are remitted in cash within 90 days of the due date; or

c)	Transferring the reinsurance provided under this Agreement to another reinsurer by assignment of this Agreement or otherwise, provided that the alternative reinsurer has an A.M. Best rating of (A) or better at the time of the transfer, administrative capabilities, capital and surplus of at least $1 billion US as of the date the reinsurance is transferred, and a prompt payment reputation comparable to those of Reinsurer at the time this Agreement was entered into and that the alternative reinsurer accepts transfer by assignment of this Agreement (and all amendments) without any material modification to the substantive terms of the Agreement; or

d)	A combination of the foregoing or comparable approaches.

If the Reserve Credit Event is not cured within 45 days of notice of a Reserve Credit Event, then the Reinsurer will establish and maintain collateral permitting the Company to receive statutory reserve credit in its state of domicile for reinsurance provided under this Agreement during the pendency of the Reserve Credit Event. However, the cost of establishing and maintaining that collateral will be borne solely by the Reinsurer.

If a Reserve Credit Event is not cured and the Reinsurer fails or is unable to establish or maintain collateral as set forth above within 45 days following the Reserve Credit Event, then the Company may recapture the business ceded under this Agreement. In that event, the Reinsurer will pay the Ceding Company any unearned premium net of any outstanding balances under this agreement as of the effective date of recapture and make payment thereof within (10) days thereof; late payment shall be subject to interest at the rate applicable to late settlement payments.

E.	NOTICES AND COMMUNICATIONS

Notices and other communications required or permitted to be given under this Agreement shall be deemed to have been duly given if communicated, or confirmed, between the parties by facsimile, electronic mail or regular mail and/or telephone for the following:

1)	the submission (including medical reports and exchange of information) for facultative review

2)	administration issues, including but not limited to, payment of premiums

3)	routine administration and electronic reporting format policy

4)	claims notices, proofs and claim contests

5)	actuarial and material changes regarding pricing

6)	document drafting and review

7)	taxes

8)	auditing

9)	all general and routine communications

Notices and other communications related to other matters than included above, especially legal matters, required to be given under this Agreement shall be effective if in writing and (i) mailed postage prepaid by United States registered or certified mail, return receipt requested, or (ii) delivered by overnight express mail, or (iii) sent by facsimile transmission followed by a confirmation mailed by first class or overnight mail to:

1.	If to the CEDING COMPANY:

AXA EQUITABLE LIFE INSURANCE COMPANY

REINSURANCE DEPARTMENT

525 WASHINGTON BLVD. 34TH FLOOR

JERSEY CITY, NJ 07310

2.	If to the REINSURER:

Swiss Re Life & Health America Inc.

175 King St.

Armonk, NY 10504

All notices and other communications required or permitted under this Reinsurance Agreement that are addressed and sent as provided in this Section will (a) if delivered personally or by overnight express, be deemed given upon delivery; (b) if delivered by facsimile transmission, be deemed given when electronically confirmed, and (c) if sent by registered or certified mail, be deemed given when marked postage prepaid by the sender’s terminal. Any party from time to time may change its address, but no such notice of change will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

F.	This Agreement shall be binding to the parties and their respective successors and permitted assignees. This Agreement may not be assigned by either party without the written consent of the other. This Agreement may be modified or amended only by a writing duly executed and delivered on behalf of each party by its respective duly authorized officers. This Agreement may not be novated except by amendment executed by all parties to be bound. Neither party will unreasonably (solely from its own perspective) withhold consent to an assignment or agreement to a novation.

G.	Choice of Law – All Provisions of this Agreement are subject to the laws of the State of New York.

H.	No waiver by either party of any violation or default by the other party in the performance of any promise, term or condition of this Agreement shall be construed to be a waiver by such party of any other or subsequent default in performance of the same or any other promise, term or condition of this Agreement. No prior transactions or dealings between the parties shall be deemed to establish any custom or usage waiving or modifying any provision hereof. The failure of either party to enforce any part of this Agreement shall not constitute a waiver by such party of its right to do so, nor shall it be deemed to be an act of ratification or consent.

I.	The Ceding Company will bear the expense of all medical examinations, inspection fees, and other changes incurred in connection with the original policy.

J.	No taxes, allowances, or expense will be paid by the REINSURER to the CEDING COMPANY for any reinsured policy, except as specifically referred to in this Agreement.

Article XXIV – Execution of Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, in duplicate, by their respective duly authorized officers.

AXA EQUITABLE LIFE INSURANCE	SWISS RE LIFE & HEALTH AMERICA INC.
COMPANY, MONY LIFE INSURANCE
COMPANY & MONY LIFE INSURANCE
COMPANY OF AMERICA

On	December 14, 2010	On	Dec. 21, 2010

By:		By:
	Title AVP Reinsurance		Title Vice President

On	Dec. 17, 2010	On	December 21, 2010

By:		By:
	Title AVP & Actuary		Title Senior Vice President

SCHEDULE A – Reinsurance Specifications

A. Plans Covered

The following Fully underwritten, single or joint life, individual term and permanent life plans and their associated benefit riders providing for level, decreasing, or increasing death benefit coverage will be covered under this Agreement:

Product Name	Type	Effective Date	Termination Date
Term 10	Term	04/01/10
Term 15	Term	04/01/10
Term 20	Term	04/01/10
ART	Term	04/01/10
Athena UL Series	Single Life/Perm	04/01/10
Incentive Life Legacy Series	Single Life/Perm	04/01/10
Incentive Life Optimizer Series	Single Life/Perm	04/01/10
Interest-Sensitive Whole Life	Single Life/Perm	04/01/10
Corporate Owned Incentive Life	Single Life/Perm	04/01/10
Athena UL ESLI	Single Life/Perm	04/01/10
Athena Survivorship UL Series	Joint Life/Perm	04/01/10
Survivorship Incentive Life Legacy Series	Joint Life/Perm	04/01/10
Indexed Universal life	Single Life/Perm	07/12/10

Riders Covered

Integrated Term Rider

Estate Protection Rider

No-Lapse Guarantee Rider (NLG)

Return of Premium Rider (ROPR)

Paid-Up Additions

Option to Split Upon Federal Tax Law Change Rider

Option to Split Policy Upon Divorce Rider

Living Benefits (Accelerated Benefit) Rider

Cash Value Enhancement rider

Cash Value Plus Rider

Charitable Legacy Rider

Market Stabilizer Option

B. Automatic Reinsurance Specifications

The CEDING COMPANY will cede risks on an automatic YRT basis according to the following layered structure.

•	CEDING COMPANY will retain 100% up to the first $10M of risk (or less if the CEDING COMPANY’s maximum retention limit on a risk is less than $10M).

•	The CEDING COMPANY will retain 50% of the risk over $10m up to its retention, shown below in section C.

•

Once the CEDING COMPANY’S full per life retention is reached, the CEDING COMPANY will retain 0% of additional amounts, provided the total reinsurance ceded is less than or equa| to the total automatic binding limits outlined in Section D.

C. CEDING COMPANY’s Retention and Total Automatic Binding Limits

REDACTED

On Joint Lives, determine the retention limit for each life separately using the joint life column and take the greater of the two amounts. If one life is rated X, then use the Single Life retention for the other life – cannot exceed $20M in this case.

There is no Joint Life coverage/reinsurance for Issue Ages 15-19.

Note: Foreign National Risks Retention is $10M.

Foreign National Risks – The REINSURER provides $5M of automatic excess capacity for the following countries: Mexico, Dominican Republic (residents of Santo Domingo only) and Argentina.

For Foreign Nationals residing in Argentina, Dominican Republic (Santo Domingo only), and Mexico, the Automatic Issue Limit is $15,000,000 and the CEDING COMPANY’s retention is $10 million, provided the proposed insured is between ages 18-70 and at a standard rate only. Preferred classification is not available and sub-standard risks are not eligible for automatic excess coverage.

The following risks must be submitted Facultatively:

•	Professional Athletes

•	High Profile Entertainers

•	Private Pilots

•	Ratable Avocations

D. REINSURER’s Percentage of the Liabilities under the Reinsurance Limits

All policies
REDACTED

E. Jumbo Limit

Ages 0-90
U.S. & Canadian risks
Foreign Nationals	REDACTED

F. Minimum Initial and Final Automatic Reinsurance Amount:

    Minimum Initial and Final Facultative Reinsurance Amount:                    REDACTED

SCHEDULE B – Premium Rates

The premium rates below are expressed as a percentage of the 2001 VBT Age Nearest Birthday tables Premium percentages are level in all years.

Reinsurance Premiums are payable only until the policyholder reaches attained age (AA) 100 while reinsurance coverage will continue as long as the policy remains inforce.

Automatic Premium Rates: (Only Effective 4/1/2010 through 11/14/2010)

REDACTED

Automatic Premium Rates: (As of 11/15/2010 with revised Stretch Criteria)

REDACTED

Permanent Single Life Products:

REDACTED

3 Non-Tobacco Classes: Incentive Life Legacy Series, Incentive Life Optimizer Series, Interest-Sensitive Whole Life, Corporate Owned Incentive Life, Athena UL ESLI

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Permanent Joint Life Products

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Joint-Life Premiums

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Substandard Premium Rates

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SCHEDULE B-1

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SCHEDULE C – Temporary Insurance Agreement

TEMPORARY INSURANCE AGREEMENT

☐ AXA Equitable Life Insurance	☐ MONY Life Insurance

TEMPORARY INSURANCE AGREEMENT

☐ AXA Equitable Life Insurance	☐ MONY Life Insurance
Company	Company
1290 Avenue of the Americas	1290 Avenue of the Americas
New York, NY 10104	New York, NY 10104

(in this Agreement, “we”, “our”, and “us” mean AXA Equitable Life Insurance Company and MONY Life Insurance Company.)

We will pay an insurance benefit to the beneficiary named in the application if a Person Proposed for insurance dies while this Agreement is in effect. For joint survivorship life policies, the insurance benefit is payable upon the death of the second of the Proposed insured Persons to die, unless a rider is applied for which provides an insurance benefit to be paid upon the death of either Proposed insured Person. If a joint survivorship life insurance policy is applied for and one proposed insured dies during the Temporary insurance period, and this proposed insured was found to be insurable after completion of the initial application requirements including first and second medical means if required by underwriting rules, the joint surviving proposed insured, if also found insurable under our normal underwriting rules for a joint survivorship policy, will be offered the joint survivorship life insurance policy. Any coverage provided under this Agreement is temporary and is subject to the Conditions to Coverage stated below. The Temporary insurance will be in the amount applied for (subject to the Amount Limitation below) and in accordance with the terms of the policy we would issue.

Conditions to Coverage: All of the following conditions must be met before any Temporary insurance takes effect:

(1)	A completed and property signed application Part 1 and, if required by our published underwriting rules, Part 2 must be given to us; and
(2)	The amount paid in consideration for this agreement must be enough to provide at least one month’s coverage for the death benefit and for any benefits provided by riders, no insurance will take effect under this agreement if less than one month’s premium is submitted with this agreement, and
(3)	To the best of the knowledge and belief of those signing the application, the statements and answers in all parts of the application were True and complete when made and continue to be true and complete, without material change, when the premium is paid; and
(4)	No person Proposed for insurance has been diagnosed or treated for Acquired Immune Deficiency Syndrome (AIDS) or AIDS-Related Complex (ARC) by a member of the medical profession within the last 10 years or had cancer: a stroke, or a heart attack within the last year.

When Temporary Insurance Begins: If all these conditions are met, then Temporary insurance shall take effect on the life of a Person Proposed for insurance on the later of: (a) the date money is paid or (b) if an application Part 2 is initially required as to that person by our published underwriting rules, the date that Part 2 is completed.

If a Person Proposed for insurance dies as a result of accidental bodily injury, directly and independently of all other causes, before a required application Part 2 for that person is completed, then the Temporary insurance will be in effect unless it terminated earlier.

Amount Limitations: The amount of insurance in effect on the life of any Person Proposed for insurance under all Temporary insurance Agreements issued by the company checked above, or its other subsidiaries or affiliates, shall not exceed $1,000,000 in total.

When Temporary Insurance Ends: Insurance under this Agreement will and upon the earliest of the following:

(1)	When we issue a policy as applied for, and the full initial premium for it is paid; or
(2)	Thirty days after we issue a policy other than as applied for or, if sooner, when that policy is either accepted or refused; or
(3)	Five days after we mail a notice declining the application and enclosing a refund on any premium paid: or
(4)	The 90th day after the date of Part 1 of the application

Coverage Not Provided: No coverage is provided under this Agreement for a policy or benefit applied for under the terms of a guaranteed insurability option or a conversion privilege.

No disability waiver of monthly deductions benefit is provided under this agreement.

IMPORTANT: No Temporary Insurance shall take effect except as stated in the Temporary Insurance Agreement

This receipt must not be detached unless the application is signed and money is collected.

Received from

☐ $                     for proposed insurance on the life or each Person Proposed for insurance in accordance with an application to the Company checked above.

Dated at                    on

Licensed Financial Professional/Insurance Broker

Checks must be drawn to the order of the Company checked above and are received subject to collection.

RECEIPT

ALL PREMIUM CHECKS MUST BE MADE PAYABLE TO THE COMPANY CHECKED ABOVE. DO NOT MAKE CHECK PAYABLE TO THE FINANCIAL PROFESSIONAL OR LEAVE THE PAYEE BLANK.

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Schedule D – Billings and Transactions Report

The CEDING COMPANY acknowledges that timely and correct compliance with the reporting requirements of this Agreement are a material element of the Company’s responsibilities hereunder and an important basis of the Reinsurer’s ability to reinsure the risks hereunder.

The system used by the CEDING COMPANY to administer its reinsurance is: TAI.

The data elements specified below for the Billings and Transactions Report must be provided for each reported record.

The CEDING COMPANY will provide a report (within 45 days after the quarter end) containing the total inforce policy count, statutory and tax reserves being held for business ceded under this agreement. The CEDING COMPANY will specify the reserve basis used.

General

1. Reporting Period Dates	Specifies the beginning and ending date of the reporting period represented on the statement file.

Insured Data

2. Last Name	Represents the surname or family name of the insured; must be specified for each insured on joint policy types; name fields are required to be parsed out into these listed components.

3. First Name	Represents the given name of the insured; must be specified for each insured on joint policy types; name fields are required to be parsed out into these listed components.

4. Middle Name or Middle Initial (if available)	Represents the middle name of the insured; must be specified for each insured on joint policy types; name fields are required to be parsed out into these listed components.

5. Date of Birth	Specifies the date on which the insured was born; this field must be provided on each insured on a joint policy.

6. Sex	Indicates the gender of the insured; this field must be provided on each insured on a joint policy.

7. Tobacco Use Code	Indicates whether the insured is a smoker or user of tobacco products.

8. Rating	Indicates whether the insured is standard, substandard, or uninsurable.

9. Residence	State, province, or other geographical code that indicates where the insured resides.

10. Insured Sequence Number	Specifies the number assigned by the ceding company to delineate one insured from another on a policy with multiple insureds.

Coverage Data

11. Currency	Indicates the currency to be applied in calculating monetary amounts, if currency within this treaty is a variable on a by policy basis.

12. Reinsurance Method	Indicates whether the policy is being ceded on an automatic or facultative basis.

13. Policy Number	Specifies the number assigned by the ceding company to the policy record.

14. Coverage Sequence Number	Specifies the number assigned by the ceding company to delineate one coverage or benefit from another on a policy with multiple coverages or benefits.

15. Issue Date	The date the policy or benefit was issued.

16. Reinsurance Effective Date (if different than issue date)	Specifies the date upon which the reinsurance coverage goes into effect if it goes into effect on a date other than the issue date. Can also be used to specify the original Policy Issue Date on a contractual policy conversion.

17. Plan Code	Specifies the plan of insurance being provided to the insured; there must be a separate plan code for each coverage.

18. Joint Life Indicator	Indicates that the coverage is a joint coverage and that multiple lives are involved with the coverage.

19. Smoker Code	Indicates that the coverage has been issued at either non-smoker or smoker rates.

20. Preferred Risk Class	Indicates the level of classification between the preferred and standard categories; there may be more than one level of the preferred classification available, and this will indicate the specific level for this policy.

21. Mortality Rating	Specifies the exact rating assigned to the policy; premium rates will be based on this rating; this rating is generally expressed as a percentage.

22. Flat Extra Rate	Specifies a flat rate per thousand to be charged on the policy.

23. Flat Extra Duration	Specifies the number of years that the flat extra rating will be charged.

24. Direct Face Amount	Specifies the face amount of the benefit issued to the insured before the purchase of any reinsurance.

25. Reinsured Face Amount	Specifies the face amount of the reinsurance purchased.

26. Reinsured Amount at Risk	Specifies the net amount at risk for the current year’s reinsurance benefits.

27. Death Benefit Option	Specifies the option used to calculate the policy net amount at risk on Universal Life products, only.

28. Coverage Maturity or Expiry Date	Specifies the date on which the insurance coverage will cease, based on the type of plan issued to the insured.

29. Issue Age	From date of issue, the age at which premiums will be charged when the case does not use a rated age.

30. Rated Age	From the date of issue, the age at which premiums will be charged when the age is increased for substandard reasons, or when the age is an equivalent age for joint products.

31. Transaction Code	Indicates the specific action that has occurred to cause a policy to appear on the billing or transaction report, such as New Business, Renewal, Lapse, Death etc.

32. Transaction Effective Date	Specifies the date on which the transaction is applied to the insured’s policy.

33. Standard Premium	The premium to be paid for the reinsured benefit; this must be specified for each benefit provided on a policy record.

34. Substandard Premium	In the event that a mortality rating has been assigned, this is the substandard portion of the premium to be paid for the reinsured benefit; this must be specified for each benefit provided on a policy record.

35. Flat Extra Premium	The premium to be paid the reinsurer for any flat extra premiums assigned to the policy.

36. Fees	Any additional fees to be charged, such as policy fees

37. Standard Allowance	The allowance to be taken for the reinsured benefit; this must be specified for each benefit provided on a policy record.

38. Substandard Allowance	In the event that a mortality rating has been assigned, this is the portion of the allowance to be taken for the substandard premium; this must be specified for each benefit provided on a policy record.

39. Flat Extra Allowance	In the event a flat extra rating has been assigned to the policy, this is the portion of the allowance to be taken on the flat extra premium; this must be specified for each flat extra premium provided on a policy record.

40. Fee Allowance	The allowance to be taken for any fees paid on the record.

41. Underwriting Method	The underwriting method applied to the reinsured policies, i.e., Simplified or Guaranteed Issue

SCHEDULE F – Business Guidelines

The CEDING COMPANY affirms that the following have been supplied to the REINSURER and are in use as of the effective date of this Agreement:

1.	Policy Application Form(s)

Application-AMIGV_2009.pdf

2.	Supplemental Benefit and Rider Form(s)

3.	Underwriting Requirements Grid

Life_Underwriting_Condensed_Guide_(9-09).pdf

4.	Underwriting Guidelines/Rules

Life_Underwriting_Condensed_Guide_(9-09).pdf

5.	Preferred Underwriting Criteria or Rules

Life_Underwriting_Condensed_Guide_(9-09).pdf

6.	Conversion Rules

Included in Product Descriptions

7.	Other

Product Fact Cards – Prospectuses of Various Product Types Folder,

RFP Cover Letter 09 21 2009.doc

The CEDING COMPANY affirms that the following Underwriting Manual is in use as of the effective date of this Agreement:

Gen Re Manual